Exhibit 99(a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL

From: Michael Bell, Chief Financial Officer

To:

Subject: CareDx, Inc. Stock Option Exchange Program

Date: October 12, 2017

I am pleased to announce that today, CareDx, Inc. (“CareDx,” the “Company,” “we,” “our” or “us”; such references also refer to any successor entity or its subsidiaries, as applicable) launched a voluntary, one-time option exchange program (the “Offer”) to allow eligible option holders who received certain option grants that are now underwater the opportunity to exchange those eligible option grants for a lesser number of new options with a new exercise price, subject to a new vesting schedule. Options eligible to be exchanged in the Offer include only those options held by eligible option holders, whether vested or unvested, that were granted under the CareDx, Inc. 2008 Equity Incentive Plan with an exercise price greater than or equal to $12.00 per share and that remain outstanding (that is, are not previously exercised, expired or terminated) and underwater as of the expiration of the Offer.

You are an eligible option holder if you are an employee of CareDx or any of its subsidiaries or a member of the board of directors of CareDx, in each case residing in the U.S., as of the start of the Offer and you remain an employee of CareDx or any of its subsidiaries or a director of CareDx, as applicable, through the expiration of the Offer. Consultants are not eligible to participate in the Offer. The Offer currently is scheduled to expire on November 8, 2017, at 9:00 p.m., Pacific Time, and new options are scheduled to be granted on the next trading day of our stock following the date on which the Offer expires and we cancel the eligible options tendered for exchange (the new option grant date is currently expected to be November 9, 2017). If your employment or service, as applicable, is terminated prior to the expiration of the Offer, you will keep your eligible options and the eligible options will vest and expire in accordance with their original terms. If your employment terminates after the expiration of the Offer but prior to the new option grant date, the eligible options that you tendered for exchange will be cancelled but you will not receive new options.

The Offer is not a one-for-one exchange so if you properly tender eligible options and we accept them for exchange, you will receive new options that, once vested, will be exercisable for a lesser number of shares of our common stock than the exchanged options. The exchange ratios were calculated on an approximate “value-for-value” basis, meaning that they were determined in a manner intended to result in the grant of new options with an aggregate fair value that is approximately the same as the aggregate fair value of the eligible options they replace, calculated as of the time that we set the exchange ratios.

We have prepared a number of resources to help you understand the terms and conditions of the Offer. These resources include the document titled “Offer to Exchange Certain Outstanding Options for New Options,” referred to as the “Offer to Exchange,” and a personalized election form and withdrawal form, together with their associated instructions. Each of these documents is attached to this e-mail.

Your personalized election form includes information about your eligible options, including your eligible option grants, the grant dates and per share exercise price of your eligible option grants, the number of shares of common stock subject to your eligible option grants as of November 8, 2017 (assuming you have not exercised any portion of your eligible option grants and remain an employee or director through that date), the number of shares scheduled to be vested for each of your eligible option grants as of November 8, 2017 (assuming you remain an employee or director through that date), whether your eligible options are incentive stock options or nonstatutory options and the exchange ratio applicable to each of your eligible option grants.

If you choose to participate in the Offer, you will need to deliver a properly completed, signed and dated election form to us so that we receive it before the offer expires, currently scheduled to be 9:00 p.m., Pacific Time, on November 8, 2017 (or such later date as may apply if the offer is extended), by one of the following means:

By U.S. Mail or Federal Express (or similar delivery service)

To: Theresa Yu, Finance Director

CareDx, Inc.

3260 Bayshore Boulevard

Brisbane, California 90045

(415) 287-2392

By E-mail (By PDF or similar imaged document file)

To: tyu@caredx.com

We know that the materials describing the Offer may seem voluminous, but we believe it is important that you carefully review these materials and ask questions as necessary so that you can make an informed decision on whether or not to participate in the Offer. The Offer to Exchange includes an extensive Q&A section that we hope you will find helpful. If, after reviewing the materials, you still have questions about the Offer, please contact Theresa Yu, Finance Director by e-mail at tyu@caredx.com or by telephone at (415) 287-2392 with any questions.

If you do nothing, you will be making a decision not to participate in the Offer and you will retain your eligible option grants subject to their current terms and conditions. Similarly, if we have not received your properly completed, signed and dated election form before the Offer expires, you will have rejected this Offer and you will keep your eligible option grants subject to their current terms and conditions. If any of your eligible option grants are incentive stock options, there is a possibility that, even if you choose not to participate in the exchange, your incentive stock options may be affected. Please refer to the Offer to Exchange for more information.

Although our board of directors has approved the Offer, consummation of the Offer is subject to the satisfaction or waiver of certain conditions that are described in the Offer to Exchange. Neither we nor our board of directors (or the compensation committee thereof) makes any recommendation as to whether you should participate in the Offer, nor have we authorized any person to make such recommendation. Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, tax and/or legal advisors about whether to participate in the Offer.

Thank you,

Michael Bell

Chief Financial Officer